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MAGNABID is pending **StartEngine Approval.**



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MAGNABID

Bid and get matched with the best

Small OPO · Beverly Hills, CA · Health Tech · US Investors Only

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Overview | Team | Terms | Engage | Share



Rethinking the way doctors and patients connect.

Name Your Price | Find Your Doctor

MagnaBid is an online medical marketplace that works like Priceline. Patients can name their price for a medical or cosmetic procedure and get matched with a doctor's offer.

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Built By Healthcare Professionals

Dr. Anita Sabeti created MagnaBid out of her own frustration with existing medical marketing solutions. She found that health industry middlemen were prohibiting patients from securing procedures at affordable prices and doctors were stuck seeking new patients through inconvenient sites like Groupon and Yelp.


MAGNA
Bid
BID AND GET MATCHED WITH THE BEST

With the help of her husband and computer scientist, Ben Mansouri, and his cousin Pez Zarifian, who works for NASA-JPL, the three developed an online platform that gives doctors like Dr. Anita, the flexibility to customize offers based on their schedules and let patients name their price. MagnaBid currently has a community of early-adopters in Southern California and with your investment plans to gradually cover the entire United States.

How It Works

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Unlike our competitor who are charging patients upfront or require a subscription fee and can take up to two weeks to reply with an offer, MagnaBid is 100% free for patients and requires nothing more than a cell phone number to place a bid.

An online marketplace where patients are matched with doctors

Once a bid is entered on our site, our algorithm quickly searches for a comparable offer from participating doctors and instantly matches the doctor with patient.

Patients also have the flexibility to put their bid in their "WishList" and we will negotiate their requested price with doctors on their behalf.

Investment

$0.35/share | When you invest you are betting the company's future value will exceed $3.5M.

MagnaBid believes in empowering patients to find their desired procedures at an affordable price while providing doctors with a truly hassle-free and low-cost platform to market their business.

What We Have Accomplished So Far

To date we have been focused on developing our bid-to-offer matching algorithms and the development of our website. Our site is fully developed for the first phase of our functionalities: doctors can now create and manage their offers under their profile and patients can bid on their favorite medical procedures. We have also implemented our Wish List algorithm which allows the patient to keep their bid in our database if there is no immediate match for their bid.

In the next few weeks MagnaBid will be ready for prime-time and we need your help to reach out to more doctors and patients and get the word out about MagnaBid.com. Our goal is to provide a world-class customer service to our new client base.

MAGNABID.COM


www.magnabid.com
MAGNA Bid
Why Magnabid?
PROVIDER LOGIN
PATIENT LOGIN
Service delivered on your terms within 15 miles of West Los Angeles
All
Click here to select a medical service
Name your Price
GET STARTED
Bid Now & Save on Popular Medical Procedures
Take the Tour
Leave a Message

Doctor's Dashboard


MAGNA Bid
My Provider Account
Logout
Why Magnabid?
Bids
Offers
Profile
Reports
ADD AN OFFER
Min Price:
$ 500
Facelift IPL
Beverly Hills
EDIT OFFER
Min Price:
$ 260
Acne Treatments Laser Theraclear - 1 Session
Beverly Hills
EDIT OFFER
Min Price:
$ 400
Acne Treatments Laser Theraclear - 6 Sessions
Beverly Hills
EDIT OFFER
Min Price:
$ 100
Acupuncture One Treatment
Beverly Hills
EDIT OFFER

Patient's Dashboard


MAGNA Bid
My Account
Logout
Why Magnabid?
Matches
Wishlist
$420 - Tattoo Removal
BestCare Beverly Hills
Pediatrics
Matched on: 2/18/2017
$360 - Hair Removal
BestCare Beverly Hills
Pediatrics
Matched on: 2/18/2017
$400 - Acne Treatments
Anita Sabeti
Matched on: 10/7/2016

What Makes Our Product Different

From the beginning, we aimed to create a website that would truly benefit both patients and doctors - MagnaBid was created by a doctor, for doctors, and for the benefit of patients. Our site is 100% free for the patients, which allows them to place their bids as soon as they sign up using their (validated) cell phone number. Our medical board conducts a thorough background check of the doctors who sign up with us in order to ensure that only certified providers can offer their procedures through our site. When a match is made, the doctor is charged 3% of the price tag of the offer, or $10, w less and we introduce the patient and the doctor - this relatively small fee allows for lower cost of customer acquisition for the doctors.

1. MagnaBid uses instant smart match

patients instantly see the result of their bids and doctors are instantly notified when a match is made.

2. MagnaBid is easy to use

doctors can create a profile in seconds and set up their offers immediately. Patients only need a valid phone # to place a bid.

3. MagnaBid is free to signup

no cancellation fees and no hidden fees. Doctors only pay when their offer is matched with a patient's bid.

4. MagnaBid is affordable

doctors only pay a small fraction of the price they set for their offer for a match with a targeted potential customer.

5. MagnaBid is flexible

doctors have full control over their offers. They can turn their offers on, off, or modify their terms at any time to fill gaps in their schedule.

6. MagnaBid is confidential

doctor's offer will only b by patients who have been matched with it

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Current Procedures People Can Find on MagnaBid.com

COSMETICS

Botox
Facelift
Breast Implants
Hair Removal
Tummy Tuck
Facial Treatments

DENTAL

Teeth Cleaning
Teeth Whitening
Dental Implants
Invisalign
Porcelain Veneer
Dental Filling

MEDICAL

Botox
FaceLift
Breast Implants
Hair Removal
Tummy Tuck
Facial Treatments

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MENTAL HEALTH

Hypnosis
Therapy Sessions
Tova Test
Bio Feedback

VISION

Lasik
Astigmatic Keratotomy
Eye Exam
Cataract

WEIGHT LOSS

Coolsculpting
Liposuction
Ultrasonic Lipoplasty
Weight Loss Surgery

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Our Market and Industry

According to PricewaterhouseCoopers' (PwC) April 10, 2014 article, the U.S. healthcare market was a $2.8 trillion dollar market.

According to Centers for Medicare and Medicaid Services:

- After 5.3% growth in 2014, national health spending is projected to have grown 5.5% in 2015.
- The national health spending is projected to grow at an average rate of 5.6% per year for 2016 to 2025.

Based on these estimates, we calculate the size of the healthcare market to be $3.1 trillion today and to grow to $5.1 trillion by 2025.


Historic and Projected Growth in the Healthcare Market
U.S. BILLION
6
5
4
3
2
1
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
YEAR

The size of the healthcare market was predicted using data found on PwC Health Research Institute's website.

PwC's Health Research Institute predicts that this market will soon undergo significant changes by disruptive technologies similar to those that reshaped the retail, banking and travel markets. The same report also suggests that healthcare providers should consider payments as a way to differentiate themselves, noting that retailers, airlines, restaurants and others have used payments to attract customers and build consumer trust, loyalty and satisfaction. Examples of these novel payment methods include Amazon.com's one-click shopping and Walmart's WalmartPay.
https://www.pwc.com/us/en/health-industries/healthcare-new-entrants/assets/pwc-hri-new-entrant-chart-pack-v3.pdf

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Why Now Is The Best Time For MagnaBid.com


Average Family Premium as a Percentage of Median Family Income, 1999-2020
% of Median Family Income
30%
25%
20%
15%
10%
5%
0%
11%
12%
13%
14%
16%
17%
18%
18%
18%
18%
18%
19%
19%
19%
20%
20%
21%
21%
22%
22%
23%
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Year

Source: Commonwealth Fund calculations based on Kasier/HRET, 1999-2008 MERS-IC; U.S. Census Bureau, Current Population Survey; Congressional Budget Office.

Why Now?

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Now more than ever, the doctor-patient community is in need of MagnaBid.com. With the rising cost of insurance premiums and deductibles, our nation is in need of a more efficient system to remove the middleman and directly connect patients to doctors. The dizzying rise in the cost of health care has reduced the purchasing power of many lower and middle class families. Thereby, impacting their quality of life, which is what the health care system was meant to help sustain in the first place! At the same time so many necessary procedures are labeled as "cosmetic" (e.g. LASIK, breast reduction surgery, ENT procedures related to snoring, etc.) by insurance companies and not covered. Many patients are incapable of paying for these expensive procedures out of pocket unless they are able to find an affordable offer from a doctor directly.

On the other side of this equation are the doctors in our community whose businesses are suffering from obscene marketing costs, forcing many to hustle to do side jobs only to maintain their business. The cost of inefficient marketing platforms has been skyrocketing; despite the obvious lack of benefit to both doctors' businesses and patients' ability to systematically find affordable procedures.

Media's View On The Future Of Our Business Model

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On January 26, 2017, an article in Times magazine noted that "nowadays many of the people seeking cash-based care are middle-class Americans with high-deductible insurance plans. For a patient with an $11,000 family deductible, for example, it might make more sense to seek out a cash-based center". The same article also mentioned that "with the Affordable Care Act on the chopping block, **many experts expect the free-market model to take off**. While congressional Republicans have yet to produce a viable replacement for the Obama Administration's health care law, almost any change is likely to result in more Americans' choosing high-deductible insurance plans, which would help **fuel the cash-based marketplace for years to come**." Source: Times Magazine

MagnaBid aims to serve cash-only physicians as well as those who have direct-pay deals for their patients. However it is interesting to note that according to an article on the Southern California Public Radio (SCPR) website "[the number of cash-only physicians] have been growing by 25 percent a year over the past four years." - this trend suggests a shift away from traditional doctor-insurance-patient relationship towards a direct doctor-patient only relationship.

Our Team



From left to right, Ben Mansouri (CTO), Camelia Sehat (RN, Advisor and wife of CEO), Pez Zarifian (CEO), DR. Anita Sabeti (President and wife of CTO)

MAGNA Bid

Our Company Launched!

MagnaBid was incorporated as a Delaware S-Corporation

November 2015



Launch of MagnaBid's private beta site

We launched our private beta site with the primary functionalities.

June 2016

start engine

Beginning of our pre-seed fundraising with StartEngine

Our company seeks $100K from everyday investors for our proof-of-concept campaign

March 2017



Start marketing and advertising for Patients

Start heavily with Social Media, Paid Social media, PR, etc... to put Magnabid on the map for patients

Jun

May 2016

Dec 2016

April 2017

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Manabid Introduced to Los Angeles Doctors at DoctorCpr Spring Event 2016

Team presented Magnabid site to over 200 Doctors at event and started doctor Signup



Launched version 1.2

Improved look and feel of main page. Added new search functionalities, Doctor Reporting functionalities, ...


Register your service with MagnaBid

Build Up Medical Marketing and Sales team

Start Marketing and add doctors to our network in Los Angeles Metropolitan Area

Meet the Founders



Dr. Anita Sabeti

President

Dr. Anita Sabeti is Magnabid's president and Medical director. She is a prestigious, board certified pediatrician and prior to joining MagnaBid, Anita was president of Luminix- Teen Skin Centers where laser technologies was used to help countless teenagers with skin problems. She is an attending at Cedars Sinai Medical Center and worked as voluntary attending at Women's and Children's Hospital, Los Angeles. Anita is a graduate of LAC-USC pediatric residency program.



Ben Mansouri

CTO

Ben Mansouri is Magnabid's full time CTO and is a technology veteran with over 25 years of experience in developing software solutions for a wide range of companies. Prior to Magnabid, Ben has managed several software consulting companies and he has run Business Intelligence teams for companies such as SlickDeals, VCA, PeopleMedia. Ben pioneered PC software engineering programs in Iran and was named one of the best CTOs under 30.



Pez Zarifian

CEO

Pez Zarifian is Magnabid's CEO and a systems engineer in NASA's Jet Propulsion Laboratory (JPL). He [illegible] number of highly complex software [illegible] projects at JPL and other companies. While [illegible] JPL, Pez orchestrated a small team to develop a prototype for a programmable education robot for kids, called Quiby. Before joining JPL, Pez worked at University of Southern California's (USC's) Information Sciences Institute (ISI) , where he managed a number of technical projects. Pez is a USC graduate at Viterbi School of Engineering.

Offering Summary

MagnaBid, Inc. (the "Company") is offering up to 285,714 shares of its Class A Non Voting Stock on a "best efforts" basis. The offering may continue until the earlier of April 30, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced as specified below:

- Thirty Five Cents ($0.35) per share for purchases of 1,000 shares for minimum investment equals to $350

Our target offering amount is ninety nine thousand nine hundred and ninety nine dollars and ninety cents ($99,999.90). We will accept investments in excess of t amount. Specifically, if we reach the target offering amount of $99,999.90, we may conduct the first of multiple closings of the offering early if we provide notice a offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Over subscriptions will be allocated in a first come, first served basis.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing,we encourage you to refer to www.investor.gov.

There is currently no trading market for our Class A Non Voting Stock and we cannot guarantee that such a trading market for our Class A Non Voting Stock will ever exist. See "Transferability of Securities".

Irregular Use of Proceeds

There will be no irregular Use Of Proceeds

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow MAGNABID to get notified of future updates!

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